Exhibit 99

Unilever United States, Inc.

Media Relations Contact: Nancy Goldfarb 212-906-4690	Investor Relations Contact: Leigh Ferst 212-906-3430

FOR RELEASE AT 2:00 A.M. (EST)

UNILEVER RESULTS

FOURTH QUARTER AND ANNUAL RESULTS 2003

(Unaudited and provisional, at constant exchange rates unless stated)

New York, NY – February 12, 2004 – Delivery of 11% growth in EPS (beia*) with continuing strong expansion of operating margin.

FINANCIAL HIGHLIGHTS

€ Millions
		Constant exchange rates (2002 average)			Current exchange rates
Fourth Quarter 2003			Full Year 2003		Full Year 2003
11,925	– 4%	Turnover	47,700	– 2%	42,942	– 12%
1,982	+22%	Operating profit – beia*	7,501	+ 6%	6,772	– 4%
1,334	+182%	Pre-tax profit	4,884	+ 21%	4,538	+ 12%
811	+199%	Net profit	2,942	+ 38%	2,762	+ 29%
1,153	+ 22%	Net profit – beia*	4,277	+ 10%	3,923	+ 1%

1.19	+23%	EPS NV – beia * (Euros)	4.39	+ 11%	4.02	+ 2%
17.80	+23%	EPS PLC – beia * (Euro cents)	65.79	+ 11%	60.31	+ 2%

* Before exceptional items and amortisation of goodwill and intangibles

EPS (beia) at current rates of exchange was 13% higher than the prior year in the quarter and 2% higher for the year. EPS at current rates of exchange was 192% higher for the quarter and 32% higher for the year.

Amounts for 2002 reported in the financial statements have been restated following changes in our accounting policies for pensions and other post-employment benefits and share options.

KEY FEATURES FOR THE YEAR (at constant exchange rates)

•	Sales of the leading brands grew by 2.5% and are now 93% of our business.

•	Operating margin (beia) moved strongly ahead by 120 basis points to 15.7% through improved gross margins and overheads and after a further increase in brand investment.

•	Net borrowing costs were reduced by 13%. Net debt at the year end, at closing 2003 exchange rates, fell to €12.6 billion.

•	EPS (beia) grew by 11% reflecting the continuing improvement in profitability and sustained benefits of a lower tax rate.

•	Proposed final dividend of €1.15 per NV ordinary share and 11.92p per PLC ordinary share, increases the total dividend per share by 2% for NV and by 13% for PLC.

CHAIRMEN’S COMMENT & OUTLOOK

We have continued to generate significant cost savings which has allowed increased investment in our leading brands and another healthy increase in operating margins. There has been a further reduction in debt, net borrowing costs and tax rate, and we have again delivered low double digit growth in EPS (beia).

This has been achieved in spite of it being a difficult year, with growth of our leading brands below plan. Action is being taken to correct the disappointing sales performance in specific areas, including Slim·Fast and prestige fragrances.

Our 2004 outlook is for low double digit growth in EPS (beia). We expect both improved growth of our leading brands and an increased operating margin, to over 16%, to contribute to this. By the end of the year, the leading brands should represent 95% of our business.

CORPORATE GOVERNANCE

We announced last year that we would review our current structure and processes in the light of developments in our main reporting countries. These are principally contained in the Combined Code, the Tabaksblat Code and Sarbanes-Oxley legislation. That review is largely complete and we will be proposing changes at the AGMs on 12 May.

The most important change is a move to a unitary board for both parent companies, Unilever N.V. and Unilever PLC. Our current Advisory Directors will be proposed as Non-Executive Directors, ensuring that both Boards will be identical in composition and will be comprised of a majority of independent Directors. All Directors will stand for election each year. This governance structure will further enhance transparency and will be, at all times, subject to shareholder choice.

‘UNILEVER 2010’

Through Path to Growth we have greatly strengthened the business. We have a much more focused brand portfolio, while major reductions in costs and streamlining of the asset base have resulted in sharply higher margins and improved capital efficiency. As a consequence, over the period 2000 to 2003 we have generated €16 billion of ungeared free cash flow. This creates a strong foundation for the next phase of our development and sustained growth from anticipating evolving consumer trends. We will continue to drive efficiency in the cost and asset base through the scale and scope of Unilever.

Looking to financial performance beyond 2004, our priority continues to be consistent top-third total shareholder return within our peer group. In support of this we manage the business to deliver robust value growth, maximised through growth in economic profit and cash flow. We believe that our approach to value creation can be best expressed externally through the combination of ungeared free cash flow and return on invested capital. Over the period 2005 to 2010 we expect to generate over €30 billion of ungeared free cash flow and to increase return on invested capital to at least 17% compared with the 12.5% achieved in 2003. Our current plans are based on organic growth.

Continued strong cash flow and particularly favourable currency movements have allowed us to reduce net debt ahead of schedule. When net debt has reached around €10 billion, and in line with our intention to optimise our balance sheet structure, surplus cash flow will be applied to enhance shareholder return.

N W A FitzGerald	A Burgmans
Chairman, Unilever PLC	Chairman, Unilever N.V.
12 February 2004

FOURTH QUARTER AND FULL YEAR FINANCIAL RESULTS (at constant exchange rates)

Notes:

Unilever uses ‘constant rate’, ‘underlying’ and ‘beia’ measures primarily for internal performance analysis and targeting purposes. Unilever believes that the use of such measures provides additional information for shareholders on underlying business performance trends. Such measures are not defined under UK, Netherlands or US GAAP and are not intended to be a substitute for GAAP measures of turnover and profit. Fuller definitions and reconciliations between such measures and the equivalent GAAP measures are available on our website: www.unilever.com.

These results include the previously announced changes in accounting for share options and pensions in both the prior and current years. Further details are given in the notes on page 15.

Underlying sales grew by 1.5% in the year and declined by 0.5% in the quarter against a particularly strong fourth quarter in the prior year (+7%). As part of the reshaping of our portfolio within Path to Growth we have continued to pursue an active programme of business disposals. After the impact of these disposals, turnover was 2.2% lower for the year and 3.6% lower in the quarter.

Operating margin (beia) for the year was 15.7%, an increase of 120 basis points over last year, through the benefits of the Path to Growth savings programmes, an improved mix, and after an increase of 20 basis points in advertising and promotions.

Operating margin (beia) in the quarter was 16.6%, an increase of 350 basis points over the prior year. Within this, 160 basis points came from a lower level of advertising and promotions, which is particularly influenced by the high comparator in the fourth quarter of 2002.

The improved margins are also reflected in operating profit (beia) which was ahead by 6% for the year, and by 22% for the quarter.

Amortisation of goodwill and intangible assets within operating profit was €1,298 million in the year and €334 million in the quarter.

Net borrowing costs were 13% lower for the year, and 11% lower for the quarter through the impact of a lower level of net debt. Pension financing represented a charge of €187 million for the year which compares with a credit of €108 million in the prior year.

Net exceptional charges within operating profit were €137 million in the year. This includes restructuring costs of €507 million and net profits on disposals of €370 million. Within the quarter, exceptional charges of €36 million comprise restructuring costs of €224 million and net profits on disposals of €188 million.

The effective tax rate for the year was 34% and reflects the non-tax-deductibility of Bestfoods goodwill amortisation. The beia tax rate for the year was 29%, compared with 30% last year, with sustained benefits flowing from the Path to Growth programme.

Net profit (beia) was up 10% in the year and 22% in the quarter to €4,277 million and €1,153 million respectively. Net profit was 38% higher for the year and 199% higher for the quarter mainly due to lower after-tax exceptional items, with higher net profits on disposals and lower restructuring costs.

Earnings per share (beia) rose by 11% in the year and by 23% in the quarter, while earnings per share was 40% higher for the year and 203% higher in the quarter.

When expressed at current rates of exchange, earnings per share (beia) for the year increased by 2% in Euros, by 12% in £ Sterling and by 22% in US$. Turnover, including the impact of disposals and expressed at current rates of exchange, decreased by 12% in Euros, decreased by 3% in £ Sterling, and increased by 5% in US$.

FULL YEAR PERFORMANCE BY REGION (at constant exchange rates)

Note:

The following regional commentary is based on operating profit before exceptional items and amortisation of goodwill and intangibles. Sales growth is stated on an underlying basis, excluding the effects of acquisitions and disposals. Turnover includes the impact of acquisitions and disposals.

EUROPE

Difficult economic conditions in a number of countries have been reflected in the consumer, retail and competitive environment in 2003 and in general market growth rates have slowed significantly. Against this background, underlying sales grew by 0.6%, with volume ahead by 0.4%. Turnover was 4% lower than last year through the impact of planned disposals.

There has been continued strong growth in mass personal care partly offset by a sharp decline in prestige fragrances and the impact of price competitive markets in laundry. In foods, growth by category in part reflects the exceptionally hot summer weather with strong gains in ready-to-drink tea and ice cream, but lower consumption in savoury, frozen meals and cooking products.

Highlights of another good year in personal care were the launch of Sunsilk across the region and the roll out of Dove shampoo. Other key innovations included the Dove Silk hand, body and shower range, Dove exfoliating bar, new variants of Axe and the Crystal variant of Rexona/Sure.

In laundry, good progress has been made in improving the profitability of our business through cost reduction and a strategy of focus on priority brands and markets. This has allowed us both to increase margins and generate the funds to respond to increased levels of price competition which had led to the loss of one market share point in the year, primarily to retailer own brands.

There has been good growth in spreads and cooking products for our heart health brands Becel/Flora. For our family brands such as Rama and Blue Band we adopted a strategy of recovering substantial increases in edible oil costs which some competitors have not followed. However overall we have held market share. We have a strong innovation programme planned for both family and heart health brands into 2004. This includes the roll out of the Rama/Blue Band Finesse range of cream alternatives and the extension of the Pro·activ brand to adjacent categories, for which we now have regulatory clearance.

Knorr Mealkits and ‘good for you’ soups were successfully launched though overall growth for the year was held back by low consumption in the very hot summer months. Hellmann’s and Bertolli both grew strongly with the latter benefiting from extensions into pasta sauces, dressings and toppings. Growth in Foodsolutions accelerated through the year, returning to a good level in the second half, particularly through soups in the UK, the Bertolli range in Italy and the launch of Knorr dairy cream alternatives in the fourth quarter.

Tea based beverages have performed well with an excellent contribution from Lipton Ready-to-Drink, including green tea and fruit juice variants. Ice cream sales also grew strongly, helped by the hot summer weather and innovations including Magnum 7 sins, Magnum Moments, Magnum snacking bars and the roll out of the Fruit & Fresh mix of yoghurt and ice cream.

In frozen foods we have been reshaping around faster growing segments of the market and have been restructuring with further gains in profitability. Our priority going forward will be to return the business to a consistent level of sales growth through a more rapid transfer of successful concepts across markets, including Knorr frozen, which is now in seven markets, and through planned innovations in the areas of kids’ nutrition, convenience meals and concepts based on fresh and natural ingredients such as the recently launched range of Steam Fresh vegetables.

The regional operating margin at 16.5% was 250 basis points ahead of last year. This reflects the contribution from our restructuring and savings programmes, improved mix from portfolio change and our strategy for improving profitability in home care.

NORTH AMERICA

Underlying sales declined by 3.1%, including a positive 20 basis points from pricing. The performance of Slim·Fast and prestige fragrances, in combination with the one-off impacts of trade de-stocking and weak out of home channels in the first half of the year diluted underlying sales growth by 3.6 percentage points. Turnover, including the impact of disposals, declined by 7%.

In mass personal care we improved our overall market position through Axe deodorants, and have established the Dove brand in daily hair care. In laundry we have further improved profitability notwithstanding negative pricing through bonus pack promotions in a competitive market in which we have lost a little under one percentage point of market share.

Our prestige fragrance business has declined in weak markets. Our priority has been to restructure the business onto a more robust footing. We have refocused the brand portfolio and we are reducing costs to release funds for future investment behind innovation in the leading brands.

Unilever Bestfoods sales grew in a competitive market and in a year in which we succesfully introduced a new ‘go to market’ approach. Particular strengths were Hellmann’s, Lipton and Bertolli through pasta sauces and frozen foods, Becel margarine in Canada and Lawry’s through the new Spice Blends steak sauce. These good performances were partly offset by declines in spreads consumption because of lower butter prices, and by declines in Bertolli olive oil and in Ragu pasta sauces due to changes in our approach to promotional plans and timing.

In ice cream we continue to grow well and gain market share, notwithstanding weak out of home markets. Good Humor and Breyers performed strongly in grocery channels including the extension of the health range and the introduction of Slim·Fast.

Our Foodsolutions business moved ahead despite weak market conditions with a stronger performance in the second half of the year.

Slim·Fast has been heavily affected by changing consumer tastes and dieting choices. We have responded with the launch of a range of new products in the second half of the year, and a relaunch of the brand at the start of 2004. We remain confident in the longer term growth opportunity based on our leadership of this large growth market and the proven approach of Slim·Fast to healthy weight management underpinned by clinical studies and continued strong endorsement from the medical profession.

The regional operating margin at 16.9% was 40 basis points ahead of the prior year.

AFRICA, MIDDLE EAST AND TURKEY

Underlying sales grew 7% with 5 percentage points from volume growth. Turnover grew 5% including the net impact of acquisitions and disposals.

Innovations behind the Surf and Omo brands were the drivers of an excellent performance in laundry. In personal care, Dove, Lux and Rexona all grew at over 20%, while Sunsilk has achieved the leading position in hair care in Turkey.

In Foods, growth in savoury was led by Knorr, including the launch into a number of countries in the Middle East. Ice cream and Lipton tea also grew well, while volumes declined in cooking oils, especially in French West Africa.

The regional operating margin at 13.3% was 250 basis points ahead of last year mainly through higher gross margins from production cost reduction, the benefits of volume growth and the reversal of previous devaluation-led cost increases.

ASIA AND PACIFIC

Underlying sales grew by 3.7%, almost entirely from volume. Turnover, including the net impact of acquisitions and disposals, increased by 2.7%.

In our Home & Personal Care consumer business, growth has been strong and broad-based across categories. Activities behind Lux included the launch of the Lux Spa range in Japan and Lux Super Rich shampoo in a number of markets. Lifebuoy was relaunched in India with new variants and the distribution of Lifebuoy shampoo was extended in Indonesia. Pond’s growth was led by the launch of mini pack moisturisers in Indonesia and good performances in China and India. The launch of the ‘no marks’ variant boosted growth of Fair & Lovely in India. Laundry benefited from activities including the relaunch of Breeze Colour in Thailand, improved formulations in Vietnam and launches of variants of Surf with fabric conditioner, and a Surf bar with bleach in the Philippines. Sales in low margin, non-consumer businesses were sharply lower, as planned.

In Foods the main focus in the year was improving the overall shape of the business. This included acquiring the outstanding part of the CPC/Ajinomoto joint venture, disposing of, or withdrawing from, several non-leading brands and improving the distribution system in the Philippines. This was reflected in a progressive pick up in the growth of the leading brands over the year. Indonesia has made further progress with Royco, Bango and Sariwangi as we improved distribution. In leaf tea Brooke Bond was relaunched in India and Lipton green tea bags were launched in China. Knorr Soupy Snax were launched in India and the Knorr brand has grown well in China.

The regional operating margin at 14.4% was 20 basis points ahead of the previous year after a 40 basis points increase in advertising and promotions.

LATIN AMERICA

Underlying sales grew by 8%, entirely through pricing as we recovered earlier devaluation-led cost increases. The speed of economic recovery is, however, uneven and Brazil in particular remains weak whilst we have seen a strong improvement in Argentina. Home & Personal Care moved back into positive volume growth in the second half of the year, but this was offset by continuing market declines in Food categories resulting in a 2.2% overall volume decline for the year. Including the impact of disposals, turnover increased 5%.

The key drivers of growth have been our Personal Care brands: Lux, which has been relaunched with innovations in both product and packaging; Sunsilk, including the test launch of hair colourants in Argentina, Mexico and Brazil and the success of the Lisage hair straightening variant; Rexona with the launch of a deodorant spray in Colombia and Venezuela; and Axe with the launch of new variants and extension to new geographies.

In laundry we have continued to hold strong share positions and have delivered good growth. A series of innovations were introduced under the Omo, Radiant and Surf brands and fabric conditioners in Argentina performed particularly well.

In Foods, markets continue to be competitive and consumption remains weak, especially in Brazil. Nonetheless we have continued to improve the base of our business. Innovations have boosted strong growth for the AdeS soya based drink. Arisco has grown well in Brazil, showing the value of alternative ‘smart choice’ brands in a difficult economy. The savoury portfolio has been strengthened through the migration of the CICA brand to Knorr in Brazil and the introduction of Knorr to Central America. Overall growth in Foods is impacted by our actions to reduce the tail of non-leading brands by managing some brands for value through a harvest strategy or through disposal.

The regional operating margin at 14.2% was 10 basis points ahead of last year with an improvement in gross margin partly reinvested in increased advertising and promotions. We are making good progress with savings programmes and have been progressively recovering the impact of devaluation-led cost increases.

RESULTS AT CURRENT EXCHANGE RATES

During the year the average exchange rate for the Euro strengthened by 10% against a representative basket of currencies for Unilever. Reported at current exchange rates, turnover and operating profit beia were 10% lower than at constant exchange rates. EPS beia growth for the year was 9% lower, at 2%.

FINAL DIVIDEND

The Boards will recommend to the Annual General Meetings, to be held on 12 May 2004, a final dividend of €1.15 per €0.51* ordinary share of Unilever N.V. and a final dividend of 11.92p per 1.4p ordinary share of Unilever PLC. This will bring the total dividend to €1.74 per ordinary share of €0.51*, an increase of 2% over last year and 18.08p per ordinary share of 1.4p, an increase of 13% over last year.

* The euro amounts of share capital shown above are representations in euros on the basis of article 67c Book 2 Dutch Civil Code of underlying amounts of share capital in Dutch guilders.

CASH FLOW (at current exchange rates)

Cash flow from operating activities for the year at €6.8 billion was €1.1 billion lower than last year. Group operating profit was €0.5 billion higher, however this includes depreciation charges lower by €0.5 billion and a benefit of €0.5 billion from non-cash provision movements and profits on disposal. Working capital outflows of €0.2 billion in the year compare with inflows of €0.4 billion in the prior year. This was largely due to a different pattern of brand investment and sales development between the two years. Notwithstanding these timing differences we continue to make good progress in reducing average working capital for the year, from 4.9% of turnover in 2002 to 3.7% in 2003.

Net interest payments reduced by €0.3 billion due to lower debt. This was offset by a €0.1 billion increase in dividends paid to minority shareholders. Capital expenditure and costs of purchasing shares to hedge share options were €0.4 billion lower than last year, with the sale of a fixed-rate investment contributing a further €0.3 billion. The net effect of acquisitions and disposals was €1.1 billion lower than last year, which included the sale of the DiverseyLever business.

BALANCE SHEET (at current exchange rates)

Goodwill and intangible assets decreased by €2.6 billion this year, with €1.9 billion due to currency movements. Amortisation of €1.1 billion was offset by a net addition to goodwill of €0.4 billion from acquisition and disposal activity in the year. Net debt decreased by €2.1 billion through cash flow from operations and proceeds of disposals with a further €2.3 billion reduction through currency movements, mainly on our US dollar debt. The net liability for pensions, accounted for under FRS 17, decreased by €0.2 billion to €3.8 billion.

Capital and reserves have increased by €1.2 billion, of which the net profit for the year was €2.8 billion. Dividends were €1.7 billion and purchases of own shares to hedge share options were €0.4 billion. Currency retranslation added a net €0.2 billion to reserves this year, with the positive impact of a stronger euro on negative book reserves in the US more than offsetting the negative impact of the stronger euro on reserves elsewhere.

EURO REPORTING

Information in sterling and US dollars is available as a supplement to this Euro report.

SAFE HARBOUR STATEMENT: This announcement may contain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’ and other similar expressions of future performance or results are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. Because of the risks and uncertainties that always exist in any operating environment or business, the Group cannot give any assurance that the expectations expressed in these statements will prove correct. Actual results may differ materially from those included in these statements due to a variety of factors, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, and political, economic and social conditions in the geographic markets where the Group operates. The Group undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, and you are cautioned not to place undue reliance on these forward-looking statements. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F.

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

Note: A description of the exchange rate conventions used is given on page 14.

Fourth Quarter			€ Millions – constant rates	Full Year

2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

11,925	12,373	(4)%	TURNOVER	47,700	48,760	(2)%
(63)	(111)		Less: Share of turnover of joint ventures	(279)	(490)

11,862	12,262	(3)%	Group turnover	47,421	48,270	(2)%

1,602	701	128%	Group operating profit	6,014	5,007	20%

10	23		Add: Share of operating profit of joint ventures	52	84

1,612	724	122%	OPERATING PROFIT	6,066	5,091	19%
1,982	1,620	22%	Operating profit beia *	7,501	7,054	6%
(36)	(591)		Exceptional items	(137)	(702)
(334)	(305)		Amortisation of goodwill and intangibles	(1,298)	(1,261)

14	9		Share of operating profit of associates	30	34
12	6		Other income from fixed investments	1	(7)

(259)	(292)		Interest	(1,026)	(1,173)
(45)	27		Other finance income/(cost) – pensions and similar obligations	(187)	108

1,334	474	182%	PROFIT BEFORE TAXATION	4,884	4,053	21%

(440)	(111)		Taxation	(1,656)	(1,605)

894	363	146%	PROFIT AFTER TAXATION	3,228	2,448	32%

(83)	(92)		Minority interests	(286)	(312)

811	271	199%	NET PROFIT	2,942	2,136	38%

1,153	942	22%	Net profit beia *	4,277	3,902	10%

			COMBINED EARNINGS PER SHARE (Constant rates)

0.83	0.27	203%	– per €0.51 ordinary NV share (Euros)	3.01	2.14	40%
12.48	4.13	203%	– per 1.4p ordinary PLC share (Euro cents)	45.12	32.16	40%

1.19	0.96	23%	– per €0.51 ordinary NV share – beia * (Euros)	4.39	3.95	11%
17.80	14.46	23%	– per 1.4p ordinary PLC share – beia * (Euro cents)	65.79	59.27	11%

0.81	0.27	202%	– per €0.51 ordinary NV share – diluted (Euros)	2.92	2.08	40%
12.11	4.01	202%	– per 1.4p ordinary PLC share – diluted (Euro cents)	43.80	31.20	40%

* Before exceptional items and amortisation of goodwill and intangibles

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in our accounting policy for share options (see notes on page 15).

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CURRENT EXCHANGE RATES (unaudited)

Net profit and earnings per share given below are stated at current exchange rates i.e. the results in both years have been translated at the exchange rates prevailing during the appropriate period.

For further details of the results at current exchange rates and impact of exchange rate movements see notes on page 14.

Fourth Quarter			€ Millions – constant rates	Full Year

2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

10,490	11,856	(12)%	TURNOVER	42,942	48,760	(12)%
(55)	(106)		Less: Share of turnover of joint ventures	(249)	(490)

10,435	11,750	(11)%	Group turnover	42,693	48,270	(12)%

1,409	642	119%	Group operating profit	5,483	5,007	10%

8	23		Add: Share of operating profit of joint ventures	46	84

1,417	665	113%	OPERATING PROFIT	5,529	5,091	9%
1,727	1,546	12%	Operating profit beia *	6,772	7,054	(4)%
(22)	(592)		Exceptional items	(100)	(702)
(288)	(289)		Amortisation of goodwill and intangibles	(1,143)	(1,261)

12	9		Share of operating profit of associates	25	34
8	6		Other income from fixed investments	(3)	(7)

(210)	(271)		Interest	(847)	(1,173)
(39)	27		Other finance income/(cost) – pensions and similar obligations	(166)	108

1,188	436	173%	PROFIT BEFORE TAXATION	4,538	4,053	12%

(388)	(94)		Taxation	(1,527)	(1,605)

800	342	134%	PROFIT AFTER TAXATION	3,011	2,448	23%

(70)	(90)		Minority interests	(249)	(312)

730	252	189%	NET PROFIT AT EXCHANGE RATES CURRENT IN EACH PERIOD	2,762	2,136	29%

1,019	908	12%	Net profit beia *	3,923	3,902	1%

			COMBINED EARNINGS PER SHARE (Current rates)
0.75	0.25	192%	– per €0.51 ordinary NV share (Euros)	2.82	2.14	32%
11.23	3.85	192%	– per 1.4p ordinary PLC share (Euro cents)	42.33	32.16	32%

1.05	0.93	13%	– per €0.51 ordinary NV share – beia * (Euros)	4.02	3.95	2%
15.72	13.94	13%	– per 1.4p ordinary PLC share – beia * (Euro cents)	60.31	59.27	2%

0.73	0.25	192%	– per €0.51 ordinary NV share – diluted (Euros)	2.74	2.08	32%
10.89	3.73	192%	– per 1.4p ordinary PLC share – diluted (Euro cents)	41.09	31.20	32%

			Preference dividends	(27)	(42)
			Dividends on ordinary capital	(1,682)	(1,659)

			Result for the year retained	1,053	435

* Before exceptional items and amortisation of goodwill and intangibles

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

€ Millions – current rates	Full Year

	2003	2002
		Restated
Net profit	2,762	2,136
Unrealised gain on partial disposal of a group company	—	56
Pensions – actuarial gains/(losses) net of tax	(28)	(2,811)
Currency retranslation	159	(1,567)

Total recognised gains/(losses) for the period	2,893	(2,186)

Adjustment related to prior year restatement	(1,165)

Total recognised gains/(losses) since last annual accounts	1,728

MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

€ Millions – current rates	Full Year

	2003	2002
		Restated
Shareholders' equity as at 1 January (1)	4,702	8,437
Net profit	2,762	2,136
Dividends	(1,709)	(1,701)
Goodwill written back on disposals	135	458
Unrealised gain on partial disposal of a group company	—	56
Currency retranslation	250	(1,502)
Change in number of shares or certificates of shares held in connection with share options	(400)	(556)
Pensions – actuarial gains/(losses) net of tax	(28)	(2,811)
Share option credit	208	185

Shareholders' equity as at 31 December	5,920	4,702

SUMMARY BALANCE SHEET (unaudited)

€ Millions – current rates	As at 31 December

	2003	2002
		Restated
Goodwill and intangible assets	17,713	20,274
Other fixed assets	6,854	8,115
Stocks	4,175	4,500
Debtors	5,881	6,571
Cash and current investments	3,345	2,904
Trade and other creditors	(10,304)	(11,659)

	27,664	30,705

Borrowings	15,900	19,870
Provisions for liabilities and charges (excluding pensions and similar obligations)	1,645	1,578
Net pension asset for funded schemes in surplus	(490)	(381)
Net pension liability for funded schemes in deficit and unfunded schemes	4,249	4,317
Minority interests	440	619
Capital and reserves	5,920	4,702

	27,664	30,705

Restatements relate to the implementation of FRS 17 ‘Retirement Benefits’, a change in the accounting policy for share option costs and in the presentation of securities held as collateral (see notes on page 15).

€ Millions – current rates	As at 1 January

	2003	2002
(1)Shareholders’ equity as previously reported	5,867	6,993
Change in accounting policy – pensions	(1,238)	1,444
Change in accounting policy – share options	73	—

Shareholders’ equity as restated	4,702	8,437

CASH FLOW STATEMENT (unaudited)

€ Millions – current rates	Full Year

	2003	2002
		Restated
Cash flow from group operating activities	6,780	7,883
Dividends from joint ventures	52	83
Returns on investments and servicing of finance	(1,180)	(1,386)
Taxation	(1,423)	(1,817)
Capital expenditure and financial investment	(1,024)	(1,706)
Acquisitions and disposals	622	1,755
Dividends paid on ordinary share capital	(1,715)	(1,580)

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	2,112	3,232
Management of liquid resources	(41)	(592)
Financing	(2,917)	(3,078)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(846)	(438)

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

€ Millions – current rates	Full Year

	2003	2002
		Restated
NET DEBT AT 1 JANUARY	(16,966)	(23,199)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(846)	(438)
Cash flow from (increase) / decrease in borrowings	2,909	3,087
Cash flow from increase / (decrease) in liquid resources	41	592

Change in net debt resulting from cash flows	2,104	3,241
Borrowings within group companies acquired	(25)	(77)
Borrowings within group companies sold	5	20
Liquid resources within group companies sold	(3)	(1)
Non cash movements	690	1,467
Currency retranslation	1,640	1,583

MOVEMENT IN NET DEBT IN THE PERIOD	4,411	6,233

NET DEBT AT 31 DECEMBER	(12,555)	(16,966)

GEOGRAPHICAL ANALYSIS (unaudited)

Fourth Quarter			€ Millions	Full Year

Constant Rates				Current	Constant Rates
				Rates
	2002	% Incr./				2002	% Incr./
2003	Restated	(Decr)		2003	2003	Restated	(Decr.)

11,925	12,373	(4)%	TURNOVER	42,942	47,700	48,760	(2)%

4,536	4,825	(6)%	Europe	18,297	18,809	19,657	(4)%
2,888	3,066	(6)%	North America	9,869	11,710	12,568	(7)%
874	852	3%	Africa, Middle East & Turkey	3,302	3,390	3,225	5%
2,076	2,084	0%	Asia and Pacific	7,094	8,076	7,865	3%
1,551	1,546	0%	Latin America	4,380	5,715	5,445	5%

1,982	1,620	22%	OPERATING PROFIT – beia *	6,772	7,501	7,054	6%

649	563	15%	Europe	3,032	3,101	2,746	13%
665	520	28%	North America	1,660	1,975	2,070	(5)%
119	62	93%	Africa, Middle East & Turkey	438	450	349	29%
308	272	13%	Asia and Pacific	1,024	1,166	1,119	4%
241	203	19%	Latin America	618	809	770	5%

16.6%	13.1%		OPERATING MARGIN – beia *	15.8%	15.7%	14.5%

14.3%	11.7%		Europe	16.6%	16.5%	14.0%
23.1%	17.0%		North America	16.8%	16.9%	16.5%
13.6%	7.2%		Africa, Middle East & Turkey	13.3%	13.3%	10.8%
14.8%	13.0%		Asia and Pacific	14.4%	14.4%	14.2%
15.6%	13.1%		Latin America	14.1%	14.2%	14.1%

* Before exceptional items and amortisation of goodwill and intangibles

OPERATIONAL ANALYSIS (unaudited)

Fourth Quarter			€ Millions	Full Year

Constant Rates				Current	Constant Rates
				Rates
	2002	% Incr./				2002	% Incr./
2003	Restated	(Decr)		2003	2003	Restated	(Decr.)

11,925	12,373	(4)%	TURNOVER	42,942	47,700	48,760	(2)%

6,411	6,821	(6)%	Foods	24,200	26,470	27,390	(3)%

2,590	2,649	(2)%	Savoury and Dressings	8,609	9,482	9,503	0%
1,465	1,695	(14)%	Spreads and Cooking Products	5,028	5,419	6,216	(13)%
974	1,045	(7)%	Health & Wellness and Beverages	3,569	4,052	4,215	(4)%
1,382	1,432	(4)%	Ice Cream and Frozen Foods	6,994	7,517	7,456	1%

2,034	2,050	(1)%	Home Care	7,230	8,034	8,579	(6)%
3,335	3,314	1%	Personal Care	11,153	12,784	12,245	4%
145	188	(23)%	Other Operations	359	412	546	(25)%

1,982	1,620	22%	OPERATING PROFIT – beia *	6,772	7,501	7,054	6%

1,072	950	13%	Foods	3,900	4,226	3,885	9%

558	516	8%	Savoury and Dressings	1,496	1,642	1,483	11%
284	291	(2)%	Spreads and Cooking Products	865	911	967	(6)%
183	175	5%	Health & Wellness and Beverages	527	603	602	0%
47	(32)	245%	Ice Cream and Frozen Foods	1,012	1,070	833	28%

244	151	62%	Home Care	914	996	917	9%
666	496	34%	Personal Care	1,964	2,283	2,210	3%
—	23	(97)%	Other Operations	(6)	(4)	42	(109)%

16.6%	13.1%		OPERATING MARGIN – beia *	15.8%	15.7%	14.5%

16.7%	13.9%		Foods	16.1%	16.0%	14.2%

21.5%	19.5%		Savoury and Dressings	17.4%	17.3%	15.6%
19.4%	17.2%		Spreads and Cooking Products	17.2%	16.8%	15.5%
18.8%	16.7%		Health & Wellness and Beverages	14.8%	14.9%	14.3%
3.4%	(2.2)%		Ice Cream and Frozen Foods	14.5%	14.2%	11.2%

12.0%	7.4%		Home Care	12.6%	12.4%	10.7%
20.0%	15.0%		Personal Care	17.6%	17.9%	18.1%
0.4%	12.5%		Other Operations	(1.9)%	(0.9)%	7.8%

* Before exceptional items and amortisation of goodwill and intangibles

NOTES

Exchange rate conventions and impact of movements in exchange rates

The following exchange rate conventions have been applied:

In the profit and loss account information given on page 8 and the segmental analysis on pages 12 and 13, the results for 2003 and the comparative figures for 2002 have been translated at constant exchange rates, being the annual average exchange rates for 2002. This reporting convention facilitates comparisons since the impact of exchange rate fluctuations is eliminated, and is the basis on which we measure our operational performance internally. It also forms the basis for target setting and the annual outlook statement. For our reporting currencies these rates were €1 = £0.63 = US $0.94.

The profit and loss account information given on page 9 and the cash flow statement on page 11 are translated at rates current in each period. For our reporting currencies these rates were €1 = £0.69 = US $1.13 for 2003 and €1 = £0.63 = US $0.94 for 2002. Additional segmental analysis translated at current exchange rates is given on pages 12 and 13.

As a result of the strengthening Euro,when expressed at current rates of exchange, earnings per share (beia) for the year increased by 2% in Euros, increased by 12% in £ Sterling and increased by 22% in US$.

The balance sheet figures have been translated at period-end rates of exchange. For our reporting currencies these were €1 = £0.71 = US $1.26 at 31 December 2003 and €1 = £0.65 = US $1.05 at 31 December 2002.

Results at current rates of exchange

The impact of exchange rate movements on the results at current exchange rates in Euros, £ Sterling and US $ is given below, along with the year on year percentage change at constant rates.

Full Year – Millions		At current rates of exchange
	Constant rates
	% Incr.	€	% Incr.	£	% Incr.	US $	% Incr.
	/(Decr.)	2003	/(Decr.)	2003	/(Decr.)	2003	/(Decr.)

Turnover	(2)%	42,942	(12)%	29,682	(3)%	48,353	5%
Operating profit beia *	6%	6,772	(4)%	4,681	6%	7,625	15%
Net profit	38%	2,762	29%	1,909	42%	3,109	55%
Net profit beia *	10%	3,923	1%	2,712	11%	4,417	20%

% Change in EPS	40%		32%		45%		58%
% Change in EPS – beia *	11%		2%		12%		22%

* Before exceptional items and amortisation of goodwill and intangibles

Acquisitions

During the fourth quarter we bought out the minority interest in Bestfoods Guangzhao (China) for €5.7 million.

Disposals

During the fourth quarter we sold a number of brands as part of our Path to Growth programme. These included Ambrosia (UK and Ireland) for €145 million, Bio Presto (Italy) for €45 million and oral care brands (North America) for €92 million.

FRS 17

From 1 January 2003 we have adopted United Kingdom Financial Reporting Standard 17 (FRS 17) 'Retirement Benefits' which requires that pension assets and liabilities be stated at fair values. The impact of adoption of this standard has been reflected in all periods covered by this announcement by means of prior period adjustments to the balance sheets and profit and loss accounts.

The implementation of FRS 17 has resulted in a reduction of €1,238 million in the opening capital and reserves for 2003 (2002: increase of €1,444 million). In the 2003 opening balance sheet net pension liabilities have increased by €1,162 million (2002: decrease of €2,817 million). Deferred tax within pension assets and liabilities has been reduced by €1,575 million (2002: reduction of €643 million). The change in debtors because of changes in pension assets and deferred tax is a net reduction of €1,660 million in the 2003 opening balance (2002: reduction of €2,010 million). Minority interests have also been reduced by €9 million (2002: increase of €6 million).

In the profit and loss account for 2002, operating profit has increased by €65 million and net interest has decreased by €108 million. Total recognised gains and losses for 2002 have reduced by €2,811 million for actuarial gains and losses and differences between actual and expected return on pensions plan assets.

Share options

In line with recommendations of various standard setting bodies, from 1 January 2003 we changed our accounting policy for share options. The impact of adoption of this change has been reflected in all periods covered by this announcement by means of prior period adjustments to the profit and loss accounts. We have been hedging our existing share option programmes by buying shares at the time of grant and taking the financing cost within interest. The accounting change is to include an additional non cash charge against operating profit to reflect the full value to the employee of the share options granted. In determining this charge we are generally applying a Black-Scholes based valuation spread over the vesting period of the option.

Operating profit for 2002 now includes a charge of €185 million, an increase of €99 million. In 2003, a charge of €208 million (at current exchange rates) has been included in operating profit. In the 2003 opening balance sheet, €73 million has been reclassified from creditors to capital and reserves.

Securities held as collateral

During 2003 Unilever changed its presentation of securities received and held as collateral in respect of derivative financial instruments. Until 2002 Unilever presented such collateral under cash and borrowings respectively. Because, in normal circumstances, Unilever has to return the securities in the same form as the original security received, and Unilever does not retain the benefit of any dividends or interest on those securities, they are not presented as assets and liabilities of the Group. As a result, both cash and borrowings at 31 December 2002 have been reduced by €574 million.

Definitions

Ungeared free cash flow is defined as cash flow from group operating activities, less capital expenditure and financial investment and less a tax charge adjusted to reflect an ungeared position.

Return on invested capital is defined as profit before interest and amortisation of goodwill and after tax, divided by invested capital. Invested capital is defined as fixed assets plus working capital plus goodwill, including goodwill written off under previous accounting standards or since amortised.

The financial statements attached have been prepared in accordance with the accounting policies set out in the company’s accounts for the year ended 31 December 2002, except that the company has adopted FRS 17 (Retirement Benefits) and a new accounting policy for share based payments in its 2003 financial statements. The financial statements do not constitute the full financial statements within the meaning of S240 of the Companies Act 1985. Figures relating to the year ended 31 December 2002 are abridged. Full accounts for Unilever for that period have been delivered to the Registrar of Companies. The auditors’ report on these accounts was unqualified and did not contain a statement under S237(2) or S237(3) of the Companies Act 1985.

DIVIDENDS

The Boards have resolved to recommend to the Annual General Meetings to be held on 12 May 2004 the declaration of final dividends in respect of 2003 on the Ordinary capitals at the following rates which are equivalent in value at the rate of exchange applied in terms of the Equalisation Agreement between the two companies:

N.V.

€1.15 per ordinary share (2002: €1.15), bringing the total of N.V.’s dividend for 2003 to €1.74 per ordinary share (2002: €1.70).

PLC

11.92p per ordinary share (2002: 10.83p), bringing the total of PLC’s dividend for 2003 to 18.08p per ordinary share (2002: 16.04p).

The N.V. final dividend will be paid on 14 June 2004, to shareholders registered at close of business on 13 May 2004.

The PLC final dividend will be paid on 14 June 2004, to shareholders registered at close of business on 21 May 2004.

Dividend on New York shares of N.V.

US dollar cheques for the final dividend on the New York shares of €0.51* nominal amount after deduction of Netherlands withholding tax at the appropriate rate, converted at the euro/dollar European Central Bank rate of exchange on 12 May 2004 will be mailed on 11 June 2004 to holders of record at the close of business on 18 May 2004. If converted at the euro/dollar rate of exchange on 11 February 2004, the final dividend would be US $1.456766 per New York share (2002 final dividend: US $1.314105 actual payment) before deduction of Netherlands withholding tax. With the interim dividend in respect of 2003 of US $0.688707 at the actual euro/dollar conversion rate, already paid, this would result in a total for interim and final dividends in respect of 2003 of US $2.145473 per New York share (2002: US $1.854205 actual payment).

* The euro amounts of share capital shown above are representations in euros on the basis of article 67c Book 2 Dutch Civil Code of underlying amounts of share capital in Dutch guilders.

Dividend on American shares of PLC

US dollar cheques for the final dividend on the American Depositary Receipts in PLC converted at the sterling/dollar rate of exchange current in London on 12 May 2004 will be mailed on 11 June 2004 to holders of record at the close of business on 21 May 2004. Each American Depositary Receipt in PLC represents four 1.4p ordinary shares in PLC. The PLC final dividend will therefore be 47.68p per American Depositary Receipt in PLC. If converted at the sterling/dollar rate of exchange on 11 February 2004, the PLC final dividend would be US $0.8918 per American Depositary Receipt in PLC (2002 final dividend: US $0.6959 actual payment). With the interim dividend in respect of 2003 of US $0.4167 at the actual sterling/dollar conversion rate, already paid, this would result in a total for interim and final dividends in respect of 2003 of US $1.3085 per American Depositary Receipt in PLC (2002: US $1.0206 actual payment).

Combined earnings per share

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the year, less the average number of shares held to meet options granted under various employee share plans.

The number of combined share units is calculated from the underlying NV and PLC shares using the exchange rate of £1 = €5.445, in accordance with the Equalisation Agreement.

The diluted earnings per share are based on the average number of share units, plus all shares under option, together with certain PLC shares which may be issued in 2038 under the arrangements for the variation of the Leverhulme Trust. The number of shares is reduced, in accordance with FRS 14, by the number of shares that could be purchased at fair value with the expected proceeds from the exercise of options by employees.

Earnings per share in Euro for the year

	Constant rates		Current rates

	2003	2002	2003	2002
		Restated		Restated

	Thousands of units
Average number of combined share units of €0.51	968,907	976,743	968,907	976,743
Average number of combined share units of 1.4p	6,459,377	6,511,620	6,459,377	6,511,620

COMBINED EPS	€ Millions
Net profit	2,942	2,136	2,762	2,136
Less: Preference dividends	(27)	(42)	(27)	(42)

Net profit attributable to ordinary capital	2,915	2,094	2,735	2,094

Combined EPS per €0.51 (Euros)	3.01	2.14	2.82	2.14
Combined EPS per 1.4p (Euro cents)	45.12	32.16	42.33	32.16

COMBINED EPS – beia *	€ Millions
Net profit	2,942	2,136	2,762	2,136
Add back exceptional items net of tax	96	550	67	550
Add back amortisation of goodwill / intangibles net of tax	1,239	1,216	1,094	1,216

Net profit beia *	4,277	3,902	3,923	3,902
Less: Preference dividends	(27)	(42)	(27)	(42)

Net profit attributable to ordinary capital – beia *	4,250	3,860	3,896	3,860

Combined EPS – beia* per €0.51 (Euros)	4.39	3.95	4.02	3.95
Combined EPS – beia* per 1.4p (Euro cents)	65.79	59.27	60.31	59.27

COMBINED EPS – Diluted	Thousands of units
Adjusted average combined share units of €0.51	998,141	1,006,627	998,141	1,006,627
Adjusted average combined share units of 1.4p	6,654,276	6,710,844	6,654,276	6,710,844

	€ Millions
Net profit attributable to ordinary capital	2,915	2,094	2,735	2,094

Combined diluted EPS per €0.51 (Euros)	2.92	2.08	2.74	2.08
Combined diluted EPS per 1.4p (Euro cents)	43.80	31.20	41.09	31.20

* Before exceptional items and amortisation of goodwill and intangibles

Dates

The Annual Report & Accounts 2003 will be published on 26 March 2004.

The provisional results for the first quarter 2004 will be published on Wednesday 28 April 2004.

ENQUIRIES: UNILEVER PRESS OFFICE +44 (0) 20 7822 6805
Internet: http://www.unilever.com
E-mail: press-office.london@unilever.com

12 February 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

Note: A description of the exchange rate conventions used is given on page 14.

Fourth Quarter			US $ Millions – constant rates	Full Year

2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

11,211	11,632	(4)%	TURNOVER	44,843	45,839	(2)%
(59)	(105)		Less: Share of turnover of joint ventures	(262)	(460)

11,152	11,527	(3)%	Group turnover	44,581	45,379	(2)%

1,506	659	128%	Group operating profit	5,654	4,706	20%

9	22		Add: Share of operating profit of joint ventures	49	79

1,515	681	122%	OPERATING PROFIT	5,703	4,785	19%
1,864	1,523	22%	Operating profit beia *	7,052	6,630	6%
(35)	(555)		Exceptional items	(129)	(659)
(314)	(287)		Amortisation of goodwill and intangibles	(1,220)	(1,186)

14	8		Share of operating profit of associates	28	32
11	5		Other income from fixed investments	1	(7)

(244)	(276)		Interest	(965)	(1,103)
(42)	26		Other finance income / (cost) – pensions and similar obligations	(176)	102

1,254	444	182%	PROFIT BEFORE TAXATION	4,591	3,809	21%

(414)	(103)		Taxation	(1,557)	(1,508)

840	341	146%	PROFIT AFTER TAXATION	3,034	2,301	32%

(77)	(87)		Minority interests	(268)	(292)

763	254	199%	NET PROFIT	2,766	2,009	38%

1,084	886	22%	Net profit beia *	4,021	3,668	10%

			COMBINED EARNINGS PER SHARE (Constant rates)

0.78	0.26	203%	– per €0.51 ordinary NV share (US $)	2.83	2.02	40%
0.47	0.16	203%	– per 5.6p ordinary PLC share (US $)	1.70	1.21	40%

1.11	0.90	23%	– per €0.51 ordinary NV share – beia * (US $)	4.12	3.71	11%
0.67	0.55	23%	– per 5.6p ordinary PLC share – beia * (US $)	2.47	2.23	11%

0.76	0.26	202%	– per €0.51 ordinary NV share – diluted (US $)	2.75	1.96	40%
0.46	0.15	202%	– per 5.6p ordinary PLC share – diluted (US $)	1.65	1.17	40%

* Before exceptional items and amortisation of goodwill and intangibles

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in our accounting policy for share option costs (see notes on page 15).

NET PROFIT AND EARNINGS PER SHARE – CURRENT EXCHANGE RATES (unaudited)

Net profit and earnings per share given below are stated at current exchange rates i.e. the results in both years have been translated at the exchange rates prevailing during the appropriate period.

For further details of the results at current exchange rates and impact of exchange rate movements see notes on page 14.

Fourth Quarter			US $ Millions – current rates	Full Year

2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

12,299	11,688	5%	TURNOVER	48,353	45,839	5%
(65)	(105)		Less: Share of turnover of joint ventures	(280)	(460)

12,234	11,583	6%	Group turnover	48,073	45,379	6%

1,647	668	147%	Group operating profit	6,173	4,706	31%

10	22		Add: Share of operating profit of joint ventures	52	79

1,657	690	140%	OPERATING PROFIT	6,225	4,785	30%
2,020	1,533	32%	Operating profit beia *	7,625	6,630	15%
(26)	(556)		Exceptional items	(113)	(659)
(337)	(287)		Amortisation of goodwill and intangibles	(1,287)	(1,186)

15	9		Share of operating profit of associates	29	32
8	5		Other income from fixed investments	(4)	(7)

(246)	(269)		Interest	(954)	(1,103)
(45)	27		Other finance income / (cost) – pensions and similar obligations	(186)	102

1,389	462	201%	PROFIT BEFORE TAXATION	5,110	3,809	34%

(455)	(109)		Taxation	(1,720)	(1,508)

934	353	165%	PROFIT AFTER TAXATION	3,390	2,301	47%

(82)	(87)		Minority interests	(281)	(292)

852	266	222%	NET PROFIT AT EXCHANGE RATES CURRENT IN EACH PERIOD	3,109	2,009	55%

1,191	898	33%	Net profit beia *	4,417	3,668	20%

			COMBINED EARNINGS PER SHARE (Current rates)

0.88	0.27	225%	– per €0.51 ordinary NV share (US $)	3.18	2.02	58%
0.53	0.16	225%	– per 5.6p ordinary PLC share (US $)	1.91	1.21	58%

1.23	0.91	33%	– per €0.51 ordinary NV share – beia * (US $)	4.53	3.71	22%
0.74	0.55	33%	– per 5.6p ordinary PLC share – beia * (US $)	2.72	2.23	22%

0.84	0.27	225%	– per €0.51 ordinary NV share – diluted (US $)	3.08	1.96	58%
0.51	0.15	225%	– per 5.6p ordinary PLC share – diluted (US $)	1.85	1.17	58%
			Preference dividends	(31)	(40)
			Dividends on ordinary capital	(1,894)	(1,560)

			Result for the year retained	1,184	409

* Before exceptional items and amortisation of goodwill and intangibles

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

US $ Millions – current rates	Full Year

	2003	2002
		Restated
Net profit	3,109	2,009
Unrealised gain on partial disposal of a group company	—	52
Pensions – actuarial gains/(losses) net of tax	(32)	(2,643)
Currency retranslation	1,374	(440)

Total recognised gains/(losses) for the period	4,451	(1,022)

Adjustment related to prior year restatement	(1,222)

Total recognised gains/(losses) since last annual accounts	3,229

MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

US $ Millions – current rates	Full Year

	2003	2002
		Restated
Shareholders' equity as at 1 January (1)	4,932	7,470
Net profit	3,109	2,009
Dividends	(1,925)	(1,600)
Goodwill written back on disposals	152	431
Unrealised gain on partial disposal of a group company		52
Currency retranslation	1,444	(438)
Change in number of shares or certificates of shares held in connection with share options	(450)	(523)
Pensions – actuarial gains/(losses) net of tax	(32)	(2,643)
Share option credit	235	174

Shareholders' equity as at 31 December	7,465	4,932

SUMMARY BALANCE SHEET (unaudited)

US $ Millions – current rates	As at 31 December

	2003	2002
		Restated
Goodwill and intangible assets	22,336	21,268
Other fixed assets	8,642	8,513
Stocks	5,265	4,721
Debtors	7,416	6,894
Cash and current investments	4,218	3,046
Trade and other creditors	(12,993)	(12,232)

	34,884	32,210

Borrowings	20,050	20,843
Provisions for liabilities and charges (excluding pensions and similar obligations)	2,074	1,655
Net pension asset for funded schemes in surplus	(618)	(399)
Net pension liability for funded schemes in deficit and unfunded schemes	5,358	4,529
Minority interests	555	650
Capital and reserves	7,465	4,932

	34,884	32,210

Restatements relate to the implementation of FRS 17 ‘Retirement Benefits’, a change in the accounting policy for share option costs and in the presentation of securities held as collateral (see notes on page 15).

US $ Millions – current rates	As at 1 January

	2003	2002

(1)Shareholders’ equity as previously reported	6,154	6,192
Change in accounting policy – pensions	(1,298)	1,278
Change in accounting policy – share options	76	–

Shareholders’ equity as restated	4,932	7,470

CASH FLOW STATEMENT (unaudited)

US $ Millions – current rates	Full Year

	2003	2002
		Restated
Cash flow from group operating activities	7,637	7,411
Dividends from joint ventures	58	78
Returns on investments and servicing of finance	(1,330)	(1,303)
Taxation	(1,602)	(1,708)
Capital expenditure and financial investment	(1,153)	(1,604)
Acquisitions and disposals	700	1,650
Dividends paid on ordinary share capital	(1,931)	(1,485)

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	2,379	3,039
Management of liquid resources	(47)	(557)
Financing	(3,285)	(2,894)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(953)	(412)

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

US $ Millions – current rates	Full Year

	2003	2002
		Restated
NET DEBT AT 1 JANUARY	(17,797)	(20,540)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(953)	(412)
Cash flow from (increase) / decrease in borrowings	3,276	2,902
Cash flow from increase / (decrease) in liquid resources	47	557

Change in net debt resulting from cash flows	2,370	3,047
Borrowings within group companies acquired	(29)	(72)
Borrowings within group companies sold	5	19
Liquid resources within group companies sold	(3)	(1)
Non cash movements	777	1,379
Currency retranslation	(1,155)	(1,629)

MOVEMENT IN NET DEBT IN THE PERIOD	1,965	2,743

NET DEBT AT 31 DECEMBER	(15,832)	(17,797)

GEOGRAPHICAL ANALYSIS (unaudited)

Fourth Quarter			US $ Millions	Full Year

Constant Rates				Current	Constant Rates
				Rates
	2002	% Incr./				2002	% Incr./
2003	Restated	(Decr)		2003	2003	Restated	(Decr.)

11,211	11,632	(4)%	TURNOVER	48,353	44,843	45,839	(2)%

4,265	4,536	(6)%	Europe	20,602	17,682	18,480	(4)%
2,715	2,883	(6)%	North America	11,113	11,009	11,815	(7)%
821	801	3%	Africa, Middle East & Turkey	3,718	3,187	3,032	5%
1,951	1,959	0%	Asia and Pacific	7,988	7,592	7,394	3%
1,459	1,453	0%	Latin America	4,932	5,373	5,118	5%

1,864	1,523	22%	OPERATING PROFIT – beia *	7,625	7,052	6,630	6%

610	530	15%	Europe	3,415	2,915	2,583	13%
626	489	28%	North America	1,869	1,857	1,946	(5)%
112	58	93%	Africa, Middle East & Turkey	493	423	327	29%
289	255	13%	Asia and Pacific	1,152	1,096	1,051	4%
227	191	19%	Latin America	696	761	723	5%

16.6%	13.1%		OPERATING MARGIN – beia *	15.8%	15.7%	14.5%

14.3%	11.7%		Europe	16.6%	16.5%	14.0%
23.1%	17.0%		North America	16.8%	16.9%	16.5%
13.6%	7.2%		Africa, Middle East & Turkey	13.3%	13.3%	10.8%
14.8%	13.0%		Asia and Pacific	14.4%	14.4%	14.2%
15.6%	13.1%		Latin America	14.1%	14.2%	14.1%

* Before exceptional items and amortisation of goodwill and intangibles

OPERATIONAL ANALYSIS (unaudited)

Fourth Quarter			US $ Millions	Full Year

Constant Rates				Current	Constant Rates
				Rates
	2002	% Incr./				2002	% Incr./
2003	Restated	(Decr)		2003	2003	Restated	(Decr.)

11,211	11,632	(4)%	TURNOVER	48,353	44,843	45,839	(2)%

6,026	6,413	(6)%	Foods	27,250	24,884	25,749	(3)%

2,435	2,490	(2)%	Savoury and Dressings	9,693	8,914	8,934	0%
1,378	1,593	(14)%	Spreads and Cooking Products	5,662	5,095	5,843	(13)%
915	983	(7)%	Health & Wellness and Beverages	4,020	3,809	3,962	(4)%
1,298	1,347	(4)%	Ice Cream and Frozen Foods	7,875	7,066	7,010	1%

1,912	1,927	(1)%	Home Care	8,141	7,552	8,065	(6)%
3,136	3,115	1%	Personal Care	12,558	12,019	11,511	4%
137	177	(23)%	Other Operations	404	388	514	(25)%

1,864	1,523	22%	OPERATING PROFIT – beia *	7,625	7,052	6,630	6%

1,008	893	13%	Foods	4,392	3,973	3,652	9%

524	485	8%	Savoury and Dressings	1,684	1,543	1,395	11%
268	274	(2)%	Spreads and Cooking Products	974	857	909	(6)%
172	164	5%	Health & Wellness and Beverages	594	567	565	0%
44	(30)	245%	Ice Cream and Frozen Foods	1,140	1,006	783	28%

230	142	62%	Home Care	1,029	937	861	9%
626	466	34%	Personal Care	2,212	2,146	2,077	3%
—	22	(97)%	Other Operations	(8)	(4)	40	(109)%

16.6%	13.1%		OPERATING MARGIN – beia *	15.8%	15.7%	14.5%

16.7%	13.9%		Foods	16.1%	16.0%	14.2%

21.5%	19.5%		Savoury and Dressings	17.4%	17.3%	15.6%
19.4%	17.2%		Spreads and Cooking Products	17.2%	16.8%	15.5%
18.8%	16.7%		Health & Wellness and Beverages	14.8%	14.9%	14.3%
3.4%	(2.2)%		Ice Cream and Frozen Foods	14.5%	14.2%	11.2%

12.0%	7.4%		Home Care	12.6%	12.4%	10.7%
20.0%	15.0%		Personal Care	17.6%	17.9%	18.1%
0.4%	12.5%		Other Operations	(1.9)%	(0.9)%	7.8%

* Before exceptional items and amortisation of goodwill and intangibles

Earnings per share in US Dollars for the year

	Constant rates		Current rates

	2003	2002	2003	2002
		Restated		Restated

	Thousands of units
Average number of combined share units of €0.51	968,907	976,743	968,907	976,743
Average number of combined share units of 5.6p	1,614,844	1,627,905	1,614,844	1,627,905

COMBINED EPS	US $ Millions
Net profit	2,766	2,009	3,109	2,009
Less: Preference dividends	(26)	(40)	(31)	(40)

Net profit attributable to ordinary capital	2,740	1,969	3,078	1,969

Combined EPS per €0.51	$2.83	$2.02	$3.18	$2.02
Combined EPS per 5.6p	$1.70	$1.21	$1.91	$1.21

COMBINED EPS – beia *	US $ Millions
Net profit	2,766	2,009	3,109	2,009
Add back exceptional items net of tax	90	517	76	517
Add back amortisation of goodwill / intangibles net of tax	1,165	1,142	1,232	1,142

Net profit beia *	4,021	3,668	4,417	3,668
Less: Preference dividends	(26)	(40)	(31)	(40)

Net profit attributable to ordinary capital – beia *	3,995	3,628	4,386	3,628

Combined EPS – beia * per €0.51	$4.12	$3.71	$4.53	$3.71
Combined EPS – beia * per 5.6p	$2.47	$2.23	$2.72	$2.23

COMBINED EPS – Diluted	Thousands of units
Adjusted average combined share units of €0.51	998,141	1,006,627	998,141	1,006,627
Adjusted average combined share units of 5.6p	1,663,569	1,677,711	1,663,569	1,677,711

	US $ Millions
Net profit attributable to ordinary capital	2,740	1,969	3,078	1,969

Combined diluted EPS per €0.51	$2.75	$1.96	$3.08	$1.96
Combined diluted EPS per 5.6p	$1.65	$1.17	$1.85	$1.17

* Before exceptional items and amortisation of goodwill and intangibles